PRIMERO RECEIVES $87 MILLION VAT REFUND

Toronto, Ontario, July 5, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) is pleased to announce that it has received the $80 million value-added tax (“VAT”) refund from the Mexican government in connection with the San Dimas acquistion. Interest on the refund and the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87 million.

The VAT payment was made in August 2010 as part of the San Dimas acquisition. The Company financed the VAT payment with a combination of $10 million in cash plus a $70 million loan. The VAT payment and refund were denominated in Mexican pesos. The Company intends to immediately repay the $70 million loan and add approximately $17 million to its cash position.

“We are pleased to have received the VAT refund within the expected 12 month period,” stated Joseph Conway, President and C.E.O. “We continue to build on our balance sheet strength, having $65 million in cash at the end of the first quarter and building on that with cash flow from operations. This VAT refund provides a capital addition of approximately $17 million that further improves our financial flexibility. The Company is well positioned to meet all exisiting financial obligations while continuing to expand San Dimas. Primero remains focused on doubling production at San Dimas by 2013 while being open to accretive growth opportunities.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become the next intermediate gold producer, forecasted production, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company's first quarter 2011 Financial Statements and MD&A, and in the Company’s January 17, 2011 news releases, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero's management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.